EXHIBIT 12
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended Jan. 31,	Fiscal Year Ended April 30,
	2010	2009	2008	2007	2006	2005
	(In thousands, except ratios)
Earnings from continuing operations before taxes and cumulative effect of change in accounting principle	$(36,299)	$(269,454)	$(30,611)	$(39,763)	$(28,382)	$(110,161)

Fixed charges from continuing operations:
Interest expense including interest portion of rent	6,842	14,597	21,876	18,224	15,838	14,468

Earnings before taxes, cumulative effect of change in accounting principle and fixed charges	(29,457)	(254,857)	(8,735)	(21,539)	(12,544)	(95,693)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
The ratio of earnings to fixed charges is computed by dividing income (loss) from continuing operations before provision for/(benefit from) income taxes and cumulative effect of change in accounting principle plus fixed charges from continuing operations by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations consists of (i) interest expense and (ii) that portion of rental payments under operating leases that is representative of the interest factor. There was no preferred stock outstanding and no preferred dividends were paid during the periods; therefore, the ratios of earnings to combined fixed charges and preferred stock dividends did not differ from the ratios of earnings to fixed charges.
Earnings, as so defined, were insufficient to cover fixed charges in the nine months ended January 31, 2010 and in each of the fiscal years ended April 30, 2009, 2008, 2007, 2006 and 2005 by $36,299, $269,454, $30,611, $39,763, $28,382 and $110,161, respectively.